December 18,

2020

VIA ELECTRONIC MAIL
Mr. Joey Levin
Chairman
ANGI Homeservices, Inc.
555 West 18th Street
New York, New York

RE: Resignation as Director

Dear Joey:

I hereby tender my resignation from the Board of Directors of ANGI Homeservices, Inc. effective as of today, December 18, 2020. I hereby confirm that this resignation is not the result of a disagreement on any matter relating to the Company's operations, policies or practices.

I have enjoyed working with you and the rest of the Board and I continue to believe in the tremendous potential of the Company. I wish you, the other board members, and company management much success in leading ANGI to new heights.

Sincerely,

Craig Smith